November 7, 2006

News Release

FOR: YAMANA GOLD INC.

TSX SYMBOL: YRI
AMEX SYMBOL: AUY
AIM SYMBOL: YAU

November 7, 2006

Yamana Gold Reports Third Quarter 2006 Results: Significant Milestones Met with Year-to-Date Mine Operating Earnings Increase of 626% and Commissioning of Largest Mine

Toronto, Ontario November 07, 2006 - Yamana Gold Inc. (Yamana) (TSX: YRI; AMEX: AUY; AIM: YAU) is pleased to announce its financial and operating results for the quarter ended September 30, 2006.

Third Quarter Highlights:

Highlights from the period of June 30, 2006 to September 30, 2006 include the following:

o Mine operating earnings of $9.5 million for the quarter and $26.2 million on a year-to-date basis - an increase of approximately 545% from comparative year quarter and 626% for the corresponding year to date comparative.

o Revenue of $50.3 million, an increase of 20% from the prior quarter and 368% over the prior year quarter and $109.3 million year-to-date.

o Non-GAAP earnings of $4.7 million for third quarter or $0.02 per share.

o Net loss of $12.1 million for third quarter or $0.04 per share after accounting for certain non-cash and non-recurring items.

o Cash flow before working capital of $14.6 million.

o Total gold production of 88,781 ounces for the quarter, representing an increase of 167% for the corresponding quarter of 2005.

o Completed construction of Chapada mine, the Company’s largest mine, and commissioned the mill processing plant. The mine and mill commenced continuous operations in early November 2006 with concentrate production expected by mid November.

o Declared commercial production on August 1, 2006 at Sao Francisco with commercial production for August and September of Q3 of 20,789 ounces.

o Negotiated terms and conditions for $200 million revolving line of credit.

o Completed acquisition of Viceroy Exploration Ltd subsequent to quarter end.

o Continued with feasibility studies on current projects and provided the feasibility study for Sao Vicente and the expansion plan for Jacobina.

November 7, 2006

“During this quarter we realized major corporate milestones with mine operating earnings increasing more than six times over the comparative nine month period in 2006 versus 2005, cash flow that has more than doubled over the same period last year, the completion of our largest mine, Chapada, and Sao Francisco reaching commercial production,” said Peter Marrone, President and Chief Executive Officer of Yamana Gold Inc. “The significant improvements in our year-over-year growth in the areas of production, revenue, earnings and growth clearly demonstrate our unwavering commitment to offering value to our shareholders.”

Financial and Operating Summary:

A total of 88,781 ounces of gold were produced during the quarter of which 79,912 ounces were from operations in full commercial production at an average cash cost of $337 per ounce. Commercial production for the quarter increased by 167% relative to the comparative quarter ended September 30, 2005 both through internal growth and acquisitions. Commercial production for the quarter includes three months production from the San Andres Mine and the Jacobina Mine, both acquired during the year and two months for Sao Francisco.

A total of 246,829 ounces of gold were produced on a year to date basis, which includes pre-acquisition production from the San Andres Mine and Jacobina Mine beginning January 1, 2006. Of this total, 178,897 ounces are accounted for in the Company’s revenues, as pre-commercial and pre-acquisition production ounces are not reported in the Company’s operating results.

The Company reported non-GAAP net earnings of $4.7 million for the quarter ended September 30, 2006 adjusted for certain non-cash or non-recurring items which have occurred in 2006 including foreign exchange gains, an unrealized loss on commodity contracts, stock based compensation and future income tax expense on foreign currency translations.

November 7, 2006

Mine operating earnings for the quarter were $9.5 million, an increase of approximately 545% from mine operating earnings of $1.5 million for the comparative quarter ended September 30, 2005. Mine operating earnings for the comparative quarter reflect earnings from the Fazenda Brasileiro and Fazenda Nova mines. Mine operating earnings on a year- to-date basis were $26.2 million. This compares to $3.6 million for the comparative nine month period ended September 30, 2005. Mine operating earnings for the quarter and the nine months ended September 30, 2006 include operations from the Sao Francisco mine from August 1, 2006 (date of commercial production).

Net earnings for the quarter included a foreign exchange gain in the amount of $0.5 million, investment and other business income of $1.2 million, general and administrative expenses of $5.1 million and an income tax expense of $0.9 million. Net earnings for the nine month period included a foreign exchange gain in the amount of $6.1 million, investment and other business income of $4.3 million, general and administrative expenses of $13.7 million and income tax recovery of $5.8 million.

Cash flow generated from operations was $14.6 million before reductions from changes in non-cash working capital items of $36.9 million for the quarter ended September 30, 2006 resulting in an outflow of $22.3 million after adjustments for changes in non-cash working capital items. This compares to an inflow of $6.5 million for the comparative quarter ended September 30, 2005 before a decrease in cash flow of $3.0 million for changes in non-cash working capital items.

Capital expenditures for the quarter on property, plant and equipment and mineral properties were $41.5 million, of which $17.6 million was spent on the construction net of changes in non-cash working capital items. Capital expenditures for the nine months were $162.4 million of which $111.2 million was spent of construction net of changes in non-cash working capital items.

Cash and cash equivalents at the end of the quarter were $70.7 million (December 31, 2005 - $151.6 million) before cash and cash equivalents of $61.6 million from Viceroy (total of $132.3 million in cash and cash equivalents).

The complete financial statements and management and discussion analysis for the third quarter ended September 30, 2006 follows this announcement.

A conference call and audio webcast has been scheduled for November 8, 2006 at 11:00 a.m. E.T. to discuss the third quarter results.

November 7, 2006
Viceroy Exploration Acquisition

Yamana mailed a notice of compulsory acquisition to all remaining holders of Viceroy Exploration Ltd. common shares (the "Viceroy Shares"). As a result of Yamana’s offer to acquire all of the Viceroy Shares, Yamana now owns approximately 95% of the outstanding Viceroy Shares.

Since the Yamana offer was accepted by holders of more than 90% of the Viceroy Shares, Yamana is now exercising its right under the compulsory acquisition provisions of the Business Corporations Act (British Columbia) to acquire all outstanding Viceroy Shares not already owned by Yamana at the Offer price of 0.97 of a Yamana common share for each Viceroy Share. All Viceroy Shares that have not been duly submitted prior to 5:00 p.m. on January 2, 2007 will automatically be purchased by Yamana, subject to any court ordering otherwise.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

Cautionary Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of acquisitions and the development potential of Yamana's properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and un known risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and acquisitions not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the acquisitions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Form 40-F filed with the United States Securities and Exchange Commission. Although management of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

November 7, 2006

Cautionary GAAP Statements

The economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles, however, Yamana has concluded that the above mentioned financial instruments provide an effective means to manage metal risk price and enable business planning with greater certainty. As accounting rules preclude Yamana from reflecting the economic substance of these transactions, market-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of financial instruments will cause net earnings to fluctuate period to period.

Cautionary Non-GAAP Statements

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense and (d) unrealized gains (losses) on commodity contracts. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

November 7, 2006

YAMANA GOLD INC.
For the third quarter ended September 30, 2006

Management’s Discussion and Analysis of Operations and Financial Condition
(all figures in US $ unless otherwise stated, in accordance with Canadian GAAP)

A cautionary note regarding non-GAAP measures and forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Highlights

Financial

• Mine operating earnings of $9.5 million for the third quarter and $26.2 million on a year to date basis, an increase of approximately 545% and 626% from the comparative quarter and nine month period ended September 30, 2005, respectively
• Non-GAAP earnings of $4.7 million for the third quarter or $0.02 per share (before non-cash and non-recurring expenses occurring in 2006) and $19 million for the nine months or $0.07 per share. This compares to non-GAAP earnings of $0.4 million and a non-GAAP loss of $1.3 million for the comparative quarter and nine month period ended September 30, 2005, respectively.
• GAAP net loss of $12.1 million for the third quarter compared to net earnings of $3.2 million for the comparative quarter ended September 30, 2005. Net loss of $76.3 million for the nine months compared to a net loss of $4 million for the comparative nine months.
• Cash flow of $14.6 million for the quarter or $0.05 per share and $37.5 million on a year to date basis or $0.15 per share before changes in working capital. This compares to cash flow from operations before changes in working capital items of $6.5 million and $7.7 million for the comparative quarter and nine month period, respectively.
• Revenue of $50.3 million for the quarter, an increase of 20% from the second quarter. Revenue for the comparative quarter ended September 30, 2005 was $10.7 million. Year to date revenues were $109.3 million compared to $29.4 million for the comparative nine month period ended September 30, 2005.

November 7, 2006
Operations

• Total gold production of 88,781 ounces (which includes one month pre-commercial production for São Francisco).
• Commercial production of 79,912 ounces (which does not include pre commercial production at São Francisco) at an average cash cost of $337 per ounce.
• Improved the cost structure and implemented cost controls at the Jacobina Mine in Q3.
• Developing a new reserve estimate and mine plan at San Andrés which is expected in Q4.
• Declared commercial production at the São Francisco Mine effective August 1, 2006.
• Completed construction of the Chapada mine and commissioned the mill processing plant. The mine and mill started continuous operations in early November, 2006 with concentrate production expected by mid-November.
• Developed expansion plan for the Jacobina Mine with definitive life of mine plan and initiation of expenditures in November 2006.
• Completed the São Vicente feasibility study and made a positive construction decision; with start-up expected early in 2008.
• Continued with the feasibility study for C1 Santa Luz which is expected to be completed in the first quarter 2007 and start-up is expected in 2008.
• Continued to expand the size of the area of mineralization at Canaveiras area of the Jacobina Mine by additional drilling. Results have indicated conglomerate reefs with significant gold values at depths from 100m to as deep as 600m below surface. The strike length has now been increased to a full 2 kilometers.
• Continued exploration at Gualcamayo in Argentina with a final feasibility study to be completed in 2007 and with start-up expected in the middle of 2008.

Divestitures and Financings

• Completed the sale of the La Libertad and the 60% interest in the Cerro Quema advanced gold project in Panama.
• Negotiated the terms and conditions for $200 million revolving line of credit.
• Completed the acquisition of Viceroy Exploration Ltd. subsequent to the quarter end, adding the Gualcamayo project in Argentina to the Company’s asset portfolio.

Further Developments

• Paid the first dividend of $0.01 per share on October 13, 2006 to shareholders of record of September 30, 2006.

Overview of Financial Results

November 7, 2006

The following chart summarizes gold production and cash costs per ounce for the quarter ended September 30, 2006 with comparatives for the quarter ended September 30, 2005:

	Quarter ended September 30, 2006		Quarter ended September 30, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Brazil
Fazenda Brasileiro	18,569	$356	19,558	$332
Fazenda Nova	6,548	$306	10,364	$215
São Francisco	20,789	$314	-	$-
Jacobina	19,321	$317	-	$-
Total Brazil	65,227	$326	29,922	$291
Central America
San Andrés	14,685	$386	-	$-
	79,912	$337	29,922	$291

Pre-commercial Production
São Francisco	8,869	$-	1,033	$-
Total Production	88,781	$-	30,955	$-

	Year to date September 30, 2006		Year to date September 30, 2005
	Production (oz.)	Cash costs per oz. (a non-GAAP measure)	Production (oz.)	Cash costs per oz. (a non-GAAP measure)

Brazil
Fazenda Brasileiro	55,970	$347	56,760	$308
Fazenda Nova	21,990	$290	16,040	$233
São Francisco	20,789	$314		$-
Jacobina (i)	41,654	$325		$-
Total Brazil	140,403	$327	72,800	$291
Central America
San Andrés (ii)	38,494	$339	-	$-
	178,897	$329	72,800	$291

Pre-commercial Production
Fazenda Nova		$-	7,379	$-
São Francisco	22,250	$-	3,631	$-
	22,250	$-	11,010	$-
	201,147		83,810

Pre-acquisition Production -Jacobina (iii)	18,974	$-	-	$-
San Andrés (iv)	13,987	$-	-	$-
Production from operations sold-La Libertad	12,721	$-	-	$-
Total Production	246,829	$-	83,810	$-

(i) Production for the period April - September 2006.
(ii) Production for the period March - September 2006.
(iii) Pre-acquisition production January - March 2006.
(iv) Pre-acquisition production January - February 2006.

November 7, 2006

A total of 88,781 ounces of gold were produced during the quarter of which 79,912 ounces were from operations in full commercial production at an average cash cost of $337 per ounce. Commercial production for the quarter increased by 167% relative to the comparative quarter ended September 30, 2005 both through internal growth and acquisitions. Commercial production for the quarter includes three months production from the San Andrés Mine and the Jacobina Mine, both acquired during the year.
A total of 246,829 ounces of gold were produced on a year to date basis which includes pre-acquisition production from the San Andrés Mine and Jacobina Mine beginning January 1, 2006. Of this total, 178,897 ounces are accounted for in the Company’s revenues, as pre-commercial and pre-acquisition production ounces are not reported in the Company’s operating results.
The Company achieved non-GAAP net earnings of $4.7 million for the quarter ended September 30, 2006 adjusted for certain non-cash or non-recurring items which have occurred in 2006 including foreign exchange gains, an unrealized loss on commodity contracts, stock based compensation, and future income tax expense on foreign currency translations. The following table reconciles non-GAAP net earnings for the quarter to the net loss of $12.1 million per the consolidated statement of operations.

	Quarter ended		Year to date
(A non-GAAP measure, in thousands of US Dollars - See Non-GAAP measures following this management’s discussion and analysis.)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Net earnings (loss) per consolidated statement of operations	$(12,085)	$3,246	$(76,303)	$(4,038)

(Gain) loss on foreign exchange	(540)	(4,728)	(6,133)	(3,426)
Unrealized loss on commodity contracts (i)	16,716	-	37,002	-
Debt repayment expense	-	-	24,750	-
Stock based compensation	761	304	38,300	2,303
Future Income tax expense on foreign currency translation	(162)	1,548	1,386	3,841
Non-GAAP net earnings (loss)	$4,690	$370	$19,002	$(1,320)
Non-GAAP net earnings (loss) per share	$0.02	$0.00	$0.07	$(0.01)
(i) Not tax effected as existing loss carry-forwards are available to shelter additional income.

The Company reported non-GAAP earnings per share for the quarter of $0.02 after taking into consideration certain non-cash adjustments as stated above and a net loss per share of $0.04 per the consolidated statement of operations. This compares to net earnings of $3.2 million, or $0.02 per share, per the consolidated statement of operations for the comparative quarter ended September 30, 2005.
An unrealized non-cash loss of $16.7 million was recognized during the quarter on the mark-to-market of copper derivatives. These financial instruments were structured to hedge against the risk of declining copper prices, while permitting the Company to participate in market price increases at copper prices exceeding $1.67 per pound on 2007 production and exceeding $3.25 per pound on 2008 production. Although this provides an economic hedge the accounting rules do not allow the program to be accounted for as a hedge. The Company recognizes this loss for accounting purposes based on average forward market copper prices of $3.24 per pound and $2.88 per pound for 2007 and 2008, respectively and does not recognize the corresponding revenue based on that price assumption.
Revenue in the amount of $50.3 million was recognized during the quarter from the sale of 82,602 ounces of gold from the Fazenda Nova, Fazenda Brasileiro, São Francisco, Jacobina and San Andrés mines. Revenue recognized for the comparative quarter ended September 30, 2005 was $10.7 million from the sale of 24,946 ounces from the Fazenda Brasileiro and Fazenda Nova mines. Revenue on a year to date basis was $109.3 million from the sale of 180,702 ounces of gold. This compares to $29.4 million in revenue from the sale of 69,052 ounces of gold for the comparative nine month period

November 7, 2006

Mine operating earnings for the quarter were $9.5 million, an increase of approximately 545% from mine operating earnings of $1.5 million for the comparative quarter ended September 30, 2005. Mine operating earnings for the comparative quarter reflect earnings from the Fazenda Brasileiro and Fazenda Nova mines. Mine operating earnings on a year to date basis was $26.2 million. This compares to $3.6 million for the comparative nine month period ended September 30, 2005. Mine operating earnings for the quarter and the nine months ended September 30, 2006 include operations from the São Francisco mine from August 1, 2006 (date of commercial production).
Net earnings for the quarter included a foreign exchange gain in the amount of $0.5 million, investment and other business income of $1.2 million, general and administrative expenses of $5.1 million and an income tax recovery of $0.9 million. Net earnings for the nine month period included a foreign exchange gain in the amount of $6.1 million, investment and other business income of $4.3 million, general and administrative expenses of $13.7 million and an income tax recovery of $5.8 million.
General and administrative costs for the quarter and year to date were $5.1 million and $13.7 million, respectively. Increases in general and administrative expenses are reflective of growing operations and acquisitions during the year.
Cash and cash equivalents at the end of the quarter were $70.7 million (December 31, 2005 - $151.6 million).
  Cash flow generated from operations was $14.6 million before reductions from changes in non-cash working capital items of $36.9 million for the quarter ended September 30, 2006 and an outflow of $22.3 million after adjustments for changes in non-cash working capital items. This compares to an inflow of $6.5 million for the comparative quarter ended September 30, 2005 before a decrease in cash flow of $3 million for changes in non-cash working capital items.
Capital expenditures for the quarter on property, plant and equipment and mineral properties were $41.5 million, of which $17.6 million was spent on construction net of changes in non-cash working capital items. Capital expenditures for the nine months were $162.4 million of which $111.2 million was spent on construction net of changes in non-cash working capital items.

The table below presents selected quarterly financial and operating data:

	September 30, 2006	June 30, 2006	March 31, 2006	December31, 2005
Financial results (in thousands of dollars) (i) (ii) (iii)
Sales	$50,299	$41,882	$17,074	$16,655
Net earnings (loss) for the period (vii)	$(12,085)	$(58,312)	$(5,907)	$(73)

Per share financial results (ii)
Basic and diluted (loss) per share (vii)	$(0.04)	$(0.21)	$(0.03)	$(0.00)

Financial position (in thousands of dollars)
Total assets	$1,433,890	$1,448,069	$529,954	$465,697
Total long-term liabilities	$181,535	$186,389	$134,426	$119,281

Gold sales (ounces): (iii)
Brazil
Fazenda Brasileiro	19,835	19,803	15,109	19,257
Fazenda Nova	6,140	6,044	9,484	15,463
São Francisco	21,828	-	-	-
Jacobina	20,221	24,014	-	-
Total Brazil	68,024	49,861	24,593	34,720
Central America (iv)
San Andrés	14,578	17,319	6,327	-
Sales from operations held for sale-La Libertad (v)	-	6,508	-	-
	82,602	73,688	30,920	34,720

Gold production (ounces)
Commercial production
Brazil
Fazenda Brasileiro	18,569	19,658	17,743	17,810
Fazenda Nova	6,548	5,893	9,549	12,740
São Francisco	20,789	-	-	-
Jacobina	19,321	22,333	-	-
Total Brazil	65,227	47,884	27,292	30,550
Central America (iv)
San Andrés	14,685	17,082	6,727	-
	79,912	64,966	34,019	30,550
Pre-operating production
São Francisco	8,869	12,194	1,187	1,212
	88,781	12,194	1,187	1,212
Pro-forma adjustments:
Pre-acquisition production (ounces) :
San Andrés	-	-	13,987	-
Jacobina	-	-	18,974	-
La Libertad	-	-	6,791	-
Post acquisition production from operations sold-La Libertad (v)	-	5,929	-	-
Total pro-forma production	-	5,929	39,752	-
Total production	88,781	83,089	74,958	31,762

November 7, 2006

Non-GAAP measures (vii)
Per ounce data
Cash costs per ounce produced
Brazil
Fazenda Brasileiro	$356	$334	$353	$357
Fazenda Nova	$306	$392	$216	$177
São Francisco	$314	$-	$-	$-
Jacobina	$317	$331	$-	$-
Average Brazil	$325	$340	$305	$282
Central America (iv)
San Andrés	$386	$311	271	-
Average production cost	$337	$332	$290	$282

Average gold price realized
Brazil
Fazenda Brasileiro	$615	$628	$552	$483
Fazenda Nova	$610	$633	$567	$487
São Francisco	$613	$-	$-	$-
Jacobina	$620	$628	$-	$-
Average Brazil	$615	$629	$557	$485
Central America (iv)
San Andrés	$615	$626	553	-
Average price realized	$615	$628	$555	$485

Operating statistics
Gold ore grade (g/t)
Brazil
Fazenda Brasileiro	2.54	2.80	2.40	2.31
Fazenda Nova	0.63	0.60	0.89	0.87
São Francisco	0.58	-	-	-
Jacobina	1.72	2.03	-	-
Central America (v)
San Andrés	0.63	0.68	0.74	-
Gold recovery rate (%)
Brazil (iv)
Fazenda Brasileiro	93.0	93.0	88.2	88.3
Fazenda Nova	70.0	65.0	80.0	90.0
São Francisco (vi)	-	-	-	-
Jacobina	93.6	93.8	-	-
Central America (iv)
San Andrés	89.3	84.9	75.0	-

November 7, 2006

	September30, 2005	June 30, 2005	March 31, 2005	December 31, 2004

Financial results (in thousands of dollars) (i) (ii)
Sales	$10,749	$10,785	$7,850	$10,305
Net Earnings (loss) for the period	$3,246	$(7,576)	$292	$804

Per share financial results (ii)
Basic and diluted earnings (loss) per share	$0.02	$(0.06)	$0.00	$0.01

Financial position (in thousands of dollars)
Total assets	$345,206	$289,433	$177,902	$177,106
Total long-term liabilities	$118,557	$113,586	$8,924	$9,572

Gold sales (ounces): (iii)
Fazenda Brasileiro	16,137	18,131	18,549	23,982
Fazenda Nova	8,809	7,426	-	-
	24,946	25,557	18,549	23,982

Gold production (ounces)
Commercial production
Fazenda Brasileiro	19,558	18,143	19,059	20,854
Fazenda Nova	10,364	5,676	-	-
Total Brazil	29,922	23,819	19,059	20,854

Pre-operating production
Fazenda Nova	-	2,150	5,229	2,745
São Francisco pilot plant	1,033	1,376	1,222	846
	1,033	3,526	6,451	3,591
Total production	30,955	27,345	25,510	24,445

Non-GAAP measures (vii)
Per ounce data
Cash costs per ounce produced
Fazenda Brasileiro	$332	$330	$263	$224
Fazenda Nova	$215	$265	-	-
Average production cost	$291	$314	$263	$224
Average gold price realized
Fazenda Brasileiro	$436	$426	$427	$434
Fazenda Nova	$433	427	-	-
Average Price realized	$435	$426	$427	$434
Operating statistics
Gold ore grade (g/t)
Fazenda Brasileiro	2.47	2.33	2.66	2.82
Fazenda Nova	0.86	0.90	-	-
Gold recovery rate (%)
Fazenda Brasileiro	89.6	89.6	90.4	92.5
Fazenda Nova	78.0	83.0	-	-

(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii) Net (loss) earnings, basic (loss) earnings per share and diluted earnings per share for the quarters ended September 30, 2006, June 30, 2006, March 31, 2006 and December 31, 2005 include unrealized non-cash losses on commodity contracts of $16.7 million, $11.4 million, $8.9 million and $8.6 million respectively.
(iii) During commercial production.
(iv) Acquired February 2006.
(v) Includes sales of dore purchased from artisanal workers.
(vi) Complete recovery cycle information not available.
(vii) Net earnings (loss), basic (loss) earnings per share and diluted earnings per share for the quarter ended June 30, 2006 have been adjusted by $3 million to reflect additional stock-based compensation relating to options granted during that quarter that management identified had not been previously recorded in the second quarter.
(viii) A cautionary note regarding non-GAAP measures follows this Management’s Discussion and Analysis.

November 7, 2006
Outlook

The Company advanced its growth program and undergone a transition period as it developed its largest mines and integrated its recent acquisitions. Factors that will impact on future results and financial position include the following:

1. The Company has updated its expectations for estimated gold production and cash costs for the balance of 2006, 2007 and 2008. These estimates include the potential impact of production from Gualcamayo, São Vicente and C-1 Santa Luz in 2008. Estimated total gold production and average cash costs are as follows:

Production Estimates	2006	2007	2008
Total Gold Production Estimates	385- 435,000	580 - 640,000	810 - 860,000
Average Projected Total Cash Costs per ounce	$298	$(270)	$(120)
Total Copper Production Estimates (millions of pounds)
Chapada	NA	125-135	165-175

(i) Does not include any coarse gold effect for São Francisco which would not become evident before 2007.

(ii) A two phase expansion is being planned at the Jacobina Mine, which would increase mill throughput initially to 6,500 tonnes per day under phase 1 of the expansion. Guidance assumes the 6,500 tonnes per day will be achieved in the second half of 2007. The annual production run rate is expected to reach up to 230,000 ounces by the end of 2008. The ability of the Company to produce at these levels will depend on continuing development work in the various ore bodies at Jacobina. Jacobina is undergoing a transition as the Company further defines and develops Canaveiras, which is a higher grade area that will define the potential of this mine. Cash costs at Jacobina are sensitive to currency changes and as such the Company plans to implement a currency hedge with a target two year fixed rate of 2.4 Real to the US dollar.

November 7, 2006

(iii) Cash costs assume copper will be treated as a by-product credit starting in 2007 at a copper price of $3.25 per pound for 2007 and $3.00 per pound for 2008 for unhedged production, $1.37 and $2.75 per pound for 2007 and 2008 hedged production, respectively. For the partial year, 2006 copper is being treated as a gold equivalent. (Gold equivalent ounces from copper for 2006 - 52,500 to 57,500 oz.)

(iv) Expected production by the end of 2008 remains at a planned annual rate of over 1 million ounces of gold per year.

2. Commercial production was declared at São Francisco effective August 1, 2006. Production for August and September was 20,789 ounces. Total production is planned to increase to 12,000 ounces monthly by year end. Mining to date has been at shallow depths in saprolitic ore. The coarse gold effect should become evident once the harder rock vein structures are reached in 2007. Cash costs are expected to decrease to $250 - $270 per ounce by year end.

3. Copper prices are at record high levels. The forward prices used in determining the hedge book mark-to-market are $3.24 per pound of copper for 2007 and $2.88 per pound for 2008, which are forward market prices for copper in those years. Financial results reflect the hedge book mark-to-market although the revenue from copper production at the same price is not included in financial results. Copper revenue will be applied as a by-product credit of gold production costs in those years.

4. Start-up of Chapada commenced in early November 2006 with commercial production expected to be achieved in the first quarter 2007. Copper/gold concentrate production is expected in November and delivery of the concentrate will begin. Off-take agreements and logistics arrangements for delivery of concentrate are in place. Mill throughput has increased to 1,500 tonnes per day being 80% of designed capacity which is expected to increase to 100% in early 2007.

5. The following expansions and development programs are underway.

(i) The final Jacobina expansion plan is completed and the Company is now undertaking efforts to initiate the expansion. The phase one expansion is currently under way with the initial target of achieving 6,500 tonnes of ore daily commencing in 2007, with a forecast of 120,000 ounces of production for calendar 2007. It is anticipated that the phase two expansion will take production to the 220,000 - 230,000 ounces annual rate by the end of 2008. It is anticipated that the expansion will result in significant per ounce operating cost reductions.

(ii) A construction decision has been made for São Vicente with planned start-up in 2008.

November 7, 2006

(iii) The Gualcamayo Environmental Impact Statement is complete and is expected to be submitted in the fourth quarter of 2006. We continued work on the feasibility study and exploration efforts. It is expected that this will lead to a construction decision in the second quarter of 2007.

(iv) The feasibility study for the C-1 Santa Luz Project is expected early 2007 with construction to start thereafter with planned start-up in late 2008.

These programs are expected to increase production towards a target of 1 million ounces annual production rate beginning in 2008.

6. A dividend of $0.01 per share was paid October 13, 2006 based on a September 30, 2006 record date. The Company has established a dividend policy providing for a dividend yield that is consistent with the yield paid by comparable companies. The dividend rate will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

7. The company completed an agreement with Bayerische Hypo- und Vereinsbank AG (“HVB”) Bank and ABN-Amro Bank N.V. for a revolving line of credit in the amount of $200 million at an interest rate of LIBOR plus a margin not exceeding 150 basis points. Similarly, the commitment fee on the unused portion of the facility ranges from 37.5 to 50 basis points. The Company has no obligation to drawdown on the facility.

8. Subsequent to the quarter end, the Company acquired Viceroy Exploration Ltd. This will result in the issue of approximately 57.7 million common shares of Yamana including the exercise of outstanding options and warrants. Viceroy had cash of C$69.1 million as at September 30, 2006.

Mine Operations

Mine operating earnings for the quarter consisted of mine operations from the Fazenda Brasileiro, Fazenda Nova, Jacobina, San Andrés and São Francisco (two months commercial production) mines. Mine operating earnings for the quarter were $9.5 million and $26.2 million on a year to date basis. The following is a breakdown of mine operating earnings (loss) for the quarter by mine:

	Period ended		Fiscal year to date
	September	September	September	September
(In thousands of US dollars)	30, 2006	30, 2005	30, 2006	30, 2005
Fazenda Nova	$(526)	$745	$3,489	$994
Fazenda Brasileiro	$3,064	$725	$7,714	$2,609
São Francisco	$3,671	$-	$3,658	$-
Jacobina	$1,064	$-	$3,703	$-
San Andrés	$2,219	$-	$7,589	$-
	$9,492	$1,470	$26,153	$3,603

November 7, 2006

A total of 82,602 ounces of gold were sold during the quarter ended September 30, 2006, an increase of 231% from the comparative quarter ended September 30, 2005. This compares to total ounces sold for the comparative quarter ended September 30, 2005 of 24,946 of which 16,137 ounces were sold from the Fazenda Brasileiro Mine and 8,809 ounces were sold from the Fazenda Nova Mine.
A total of 79,912 ounces of gold were produced during the quarter. The mines that the company now owns produced year to date 211,858 ounces of gold, of which 178,897 ounces were production ounces accountable post acquisition, 18,974 pre-acquisition ounces from Jacobina and 13,987 ounces from the San Andrés mines. A total of 29,922 ounces were produced during the comparative quarter ended September 30, 2005.

Average cash costs for the quarter were $337 per ounce on commercial production. This compares to average cash costs for the comparative quarter ended September 30, 2005 of $291 per ounce, representing an increase of 16%. Cost increases have occurred in commodity based operating inputs (diesel, steel, explosives) and labour costs. Additionally the Real has strengthened by 7% from an average of R$2.3424 to US$1 during the comparative quarter to R$2.1706 to US$1 during the current quarter.
Inventory as at September 30, 2006 was $34.8 million compared to $7 million as at December 31, 2005. Inventory increased during the nine months due to the acquisition of the San Andrés and Jacobina mines during the year and the commencement of commercial production from the São Francisco Mine.

Chapada Copper-Gold Project

Commencement of the mill operations at the Chapada copper-gold mine began and production of gold and copper concentrate is expected by the middle of November. The production rate is ahead of the plan and is expected to increase to 16 million tonnes by year-end. Production from the Chapada copper-gold mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold in concentrate per year for the first five years. Total life of mine production is forecast at 2 billion pounds of copper and 1.3 million ounces of gold.
Construction costs expended during the quarter ended September 30, 2006 were $33.4 million. Total project costs to September 30, 2006 are $222.9 million including the capitalization of pre-operating earnings. In the second quarter the Company repaid the financing which had been originally been put in place to support Chapada’s construction costs. Consequently, no interest or deferred financing fees were charged to construction costs during the quarter.

São Francisco Mine

São Francisco declared commercial production effective August 1, 2006. Production for August and September was 20,789 ounces at an average cash cost of $314 per ounce. A total of 43,039 ounces of gold were produced year to date including pre-commercial activities including production from the pilot plant. Grades and volumes are expected to increase as the operation ramps up. Mining is currently taking place in saprolite material and mining of higher grade material and the anticipated coarse gold effect will not occur until mining extends to concentrations of quartz veins in harder rock. This is expected in 2007. Gold production in September was without the benefit of the gravity circuit since September 25th. The mine stopped the gravity plant to facilitate the containment of fines produced during the crushing stage. It is expected that the gravity plant will be back in full production in December.
In September a total of 10,628 ounces were produced at São Francisco. In the fourth quarter the mine ore grade as well as the heap leach production is expected to increase. This is expected to result in fourth quarter production exceeding 35,000 ounces at a cash cost of approximately US$250-$270 per ounce.

November 7, 2006
Jacobina Mine

A total of 19,321 ounces of gold were produced from the Jacobina Mine during the quarter ended September 30, 2006 at an average cash cost of $317 per ounce. Average cash costs include the effect of a currency hedge ($62 per oz) which ends December 2006. Production for the quarter compares to 22,333 ounces of gold produced during the quarter ended June 30, 2006.

The ore grade for the quarter was 1.72 g/t and the average gold recovery rate was 93.6%. The mine has increased the level of underground development which positively impacted production in September 2006. The expansion phase is in progress. This program will increase production to an estimated 6,500 tonnes per day by the second half of 2007 and has the objective of increasing the throughput which would result in an annual production rate of 230,000 ounces by the end of 2008.

Fazenda Brasileiro Mine

A total of 18,569 ounces of gold were produced during the quarter at an average cash cost of $356 per ounce. This compares to 19,658 ounces of gold produced during the prior quarter at an average cash cost of $334 per ounce. A total of 19,558 ounces of gold were produced during the comparative quarter ended September 30, 2005 at an average cash cost of $332 per ounce. A total of 55,970 ounces were produced year to date.
The average plant recovery rate during the quarter was 93% an increase of 3% as compared to the quarter ended September 30, 2005. The recovery rate has increased as processing of carbonaceous ore ended in January 2006, as anticipated. An aggregate of 244,038 tonnes were milled during the quarter in comparison to 236,500 tonnes milled during the quarter ended June 30, 2006. The recovery rate for the comparative quarter ended September 30, 2005 was 89.6 % on 277,081 tonnes of ore milled.
The average ore grade for the period decreased by 9% during the quarter from an average of 2.8 g/t during the quarter ended June 30, 2006 to an average of 2.54 g/t for the quarter ended September 30, 2006. The grade for the month of August and September 2006 was 2.1 and 2.9 g/t, respectively. The average ore grade for the comparative quarter ended September 30, 2005 was 2.47 g/t.

Fazenda Nova Mine

A total of 6,548 ounces of gold were produced during the quarter as compared to 10,364 ounces during the comparative quarter ended September 30, 2005. A total of 21,990 ounces of gold were produced on a year to date basis compared to 23,419 ounces of gold, including pre-commercial activities, produced during the comparative nine month period.
Cash costs for the quarter were $306 per ounce. Cash costs decreased by 22% from $392 per ounce for the second quarter. The decrease in cash costs is attributed to the deferral of stripping costs that will benefit future periods. Cash costs for the comparative quarter ended September 30, 2005 were $215 per ounce. Operating costs for the third quarter however includes a non-cash write-down of heap leach inventory and increased depreciation and depletion charges which has resulted in lower mine operating earnings compared to the second quarter.
The average ore grade for the quarter from the Fazenda Nova Mine was 0.63 g/t compared to 0.60 g/t during the second quarter resulting in lower average cash costs for the current period. The ore body orientation and direction is different from that originally predicted by the block model. The Company has determined that this change may provide for continuity in the ore body from the Vital Pit to the Lavrinha Pit. This is now being evaluated by the Company. The average recovery rate for the quarter from the Fazenda Nova Mine was 70%. This compares to a recovery rate of 65% for the prior quarter and 78% for the comparative quarter ended September 30, 2005.

November 7, 2006
San Andrés Mine

A total of 14,685 ounces of gold were produced from the San Andrés Mine during the quarter ended September 30, 2006 at an average cash cost of $386 per ounce. This compares to 17,082 ounces of gold produced during the quarter ended June 30, 2006 at an average cash cost of $311 per ounce. The decrease in production and the increase in cash cost is attributed to the decrease in recovery rates and ore grade for the quarter.
The ore grade for the quarter was 0.63 g/t as compared to 0.68g/t in the quarter ended June 30, 2006. The ore grade for the quarter was down as the mine has decreased its cut-off grade due to the higher gold price. It is anticipated that the lowering of the cut-off grade will have a positive impact on the total reserve tonnage and resources along with recent positive exploration results. The ore grade in September increased to 0.65 g/t resulting in unit costs of $352 for the month. Mining has been taking place in mineralization outside of defined reserves. As such, amounts mined have not decreased proven and probable reserves.
The period now completed is the traditional wet or rainy season which would be expected to adversely and seasonally affect production. The production level for the month of October increased to approximately 5,300 ounces which is 8% more than the monthly average of the third quarter and 8% more than in our mine plan for the month.
A new mining act is before the Honduran Congress, but has not yet adopted. The Company is working co-operatively with the government on the development of the new law.

Liquidity and Capital Resources

Cash and cash equivalents as at September 30, 2006 were $70.7 million compared to $151.6 million as at December 31, 2005.
Working capital as at September 30, 2006 was $47.4 million compared to $105.6 million as at June 30, 2006 and $134.6 million as at December 31, 2005.
Cash flow generated from operations for the quarter was $14.6 million before a decrease of $36.9 million for non-cash working capital items compared to inflows of $6.5 million before a decrease of $3 million for non-cash working capital items for the comparative quarter ended September 30, 2005. Cash flow from operations for the quarter consists of operating results from the Fazenda Brasileiro, Fazenda Nova, San Andrés, Jacobina mines and two months of commercial operations from the São Francisco Mine. Cash flow from operations on a year to date basis was $37.5 million before a decrease of $44.6 million for non-cash working capital items. This compares to cash flow from operations of $7.7 million for the comparative nine month period ended September 30, 2005 before a decrease in non-cash working capital items of $2.6 million.
Cash used in investing activities was $50.7 million and $168.2 million for the quarter and year to date ended September 30, 2006, respectively. An aggregate of $41.5million was spent during the quarter on capital items. These are summarized below (net of changes in non-cash working capital items):

(In thousands of US dollars)	Three months
Construction of new mines	$17,600
Mineral properties	17,000
Property, plant and equipment	6,900
Total	$41,500

Cash flow from financing activities was $1.4 million for the quarter which compares to an inflow of $47.2 million for the comparative period ended September 30, 2005. Cash flow from financing activities on a year to date basis was $94.5 million which compares to $146.6 million for the comparative nine month period ended September 30, 2005. Cash flow from financing activities consists of funds received on the issue of common shares, exercise of stock options and warrants and borrowing activities.

November 7, 2006

Equity

Shareholders’ equity as at September 30, 2006 was $1,162.2 million compared to $315 million as at the fiscal year ended December 31, 2005.
The Company had 293.7 million common shares outstanding as at September 30, 2006, compared to 191.3 million common shares as at December 31, 2005. During the year the Company has issued 5.8 million common shares in connection with the acquisition of RNC Gold Inc, 63.9 million common shares in connection with the acquisition of DSM, 17.4 million common shares from a public offering, and an additional 15.3 million common shares in respect to the exercise of stock options, warrants and compensation.
The Company had a total of 16.9 million (December 31, 2005 - 5.3 million) share purchase warrants outstanding as at September 30, 2006, at a weighted average exercise price of C$8.65 (December 31, 2005 - C$4.43) per share and a weighted average life of 2.89 years (December 31, 2005 - 3.87 years).
A total of 12.7 million (December 31, 2005 - 7.95 million) stock options were outstanding as at September 30, 2006. Stock options outstanding as at September 30, 2006 had a weighted average exercise price of C$7.60 per share (December 31, 2005 - C$2.67 per share) and a weighted average life of 5.16 years (December 31, 2005 - 8.16 years). An aggregate of 9 million stock options has been exercised in 2006. During the third quarter, management identified that certain options granted by the Board of Directors and approved by shareholders on May 2, 2006 at an exercise price of C$9.65 had not been accounted for during the second quarter. The deficit and contributed surplus at the beginning of the third quarter has been adjusted to reflect the additional stock-based compensation, as a second quarter charge, in the amount of $3 million relating to these options. The Company has valued these options using the Black-Scholes option pricing model using a share price of C$12.25 and using the same underlying assumptions that were used on the remaining options approved by shareholders on May 2, 2006.

General and Administrative Expenses

General and administrative expenses were $5.1 million for the quarter ended September 30, 2006. This compares to $5.3 million for the quarter ended June 30, 2006, and $2.2 million for the comparative quarter ended September 30, 2005. The increase in general and administrative expenses is a result of growing operations. The Company continues to build its infrastructure and numbers of personnel reflecting the construction of the São Francisco and Chapada projects and recent acquisitions.

Copper Hedge

In 2005, the Company implemented an economic copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold project and manage the Company’s exposure to copper prices, thus protect future earnings and cash flows from a decline in the market price of copper.
In 2006, the Company implemented another conventional hedging program relating to the forward sale of 90 million pounds of its 2008 Chapada copper production at an average price of $2.75 per pound. The Chapada copper-gold mine is scheduled for completion in the last quarter of 2006 and the feasibility study for this Brazil-based mine suggests a two-year pay back at a copper price of $1.00 per pound.

November 7, 2006

Additional benefits of this program include the following:
• Includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and $3.25 per pound of copper on the 2008 hedge which provides further upside on the hedged production in the event that copper prices exceed the call strike price
• Better positions the Company and Chapada as a significant gold producer as the copper is monetized into cash
• Reduces projected cash costs in 2008 as compared to recent guidance estimates

These economic hedges do not meet the requirements for hedge accounting under current generally accepted accounting principles. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. As accounting rules preclude the Company from reflecting the economic substance of these transactions, mark-to-market values on these financial instruments will be recognized period to period. As such, the recognition of unrealized gains and losses on the fair value of these financial instruments will cause net earnings to fluctuate period to period. The Company has recorded an unrealized loss of $16.7 million (nine month loss of $37 million) during the quarter in this regard and the balance sheet reflects an aggregate unrealized loss of $45.6 million to date. This unrealized loss represents the loss the Company would have realized had it closed out its contracts on September 30, 2006 under metal price assumptions prevailing at that time. It does not represent an estimate of future losses or gains nor does it represent an economic obligation for the Company.

Foreign Exchange

A foreign exchange gain of $0.5 million was recognized during the quarter ended September 30, 2006. The Company holds cash reserves in both Canadian and US dollars and in Brazilian Reais. As at quarter end, the Company held US$0.9 million, C$53 million, R$42.2 million, and Honduran Lempiras of US dollar equivalent of $2.8 million.
The Company’s revenues are denominated in US dollars. However, the Company’s expenses are incurred predominantly in Brazilian Reais and to a lesser extent in Lempiras, and Canadian dollars. Accordingly, fluctuations in the exchange rates would significantly impact the results of operations.

Income Taxes

The income tax provision on the consolidated financial statements for the quarter ended September 30, 2006 reflects a Brazilian income tax recovery of $0.9 million. The year to date income tax provision reflects a Canadian income tax recovery of $7.5 million mainly on the account of tax losses carry forwards, a Brazilian income tax expense of $300,000 and a Honduran income tax expense of $1.4 million.  The year to date Brazilian income tax expense is comprised of cash taxes in the amount of $426,000 and the year to date Honduran income tax expense comprises cash taxes of $2.1 million.

November 7, 2006
Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owns the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $631.7 million compromised of approximately 64 million common shares, transaction costs and options and warrants of DSM acquired. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common shares for 1 DSM share.
The business combination was accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition with Yamana consolidating the results of operation from the Jacobina Mine from the date of acquisition.  The purchase price was calculated using the volume adjusted share price of the Yamana stock for the period of two days prior to the February 22, 2006 transaction date as well as two days following the transaction date and was established at approximately $8.39 per share.

The purchase price was calculated as follows and is subject to adjustment:

Purchase of DSM shares (63,746,381 common shares at approximately $8.39 per share)	$ 534,852
Shares (174,068 common shares) issued for severance	1,361
Estimated transaction costs	2,861
Fair value of options and warrants acquired	92,658
Purchase Price	$631,732

Net working capital acquired (including cash of $18.1 million)	$20,870
Property, plant and equipment, net	28,960
Mineral properties and other assets	508,897
Long-term liabilities	(11,971)
Equipment financing	(4,315)
Future income taxes, net	(142,312)
Net identifiable assets	400,129
Residual purchase price allocated to goodwill	231,603
$631,732

For the purpose of this Management Discussion and Analysis, the purchase price has been allocated on a preliminary basis to the fair value of the assets acquired and the liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Management will continue to review information and perform further analysis with respect to each of DSM’s assets, including an independent valuation, prior to finalizing the allocation of the purchase price. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to goodwill and a change to the value attributable to tangible assets.
This acquisition adds approximately 90,000 ounces of annual gold production that will increase significantly by way of a two phase expansion plan and providing exploration potential due to the addition of the Bahia Gold Belt to the Company’s exploration property portfolio. The acquisition is expected to make the Company the largest gold producer in Brazil by 2008 and one of the country’s largest mineral concession holders. In addition to the strong production growth profile the acquisition provides operational synergies due to the physical proximity of the Jacobina Mine with the Company’s Fazenda Brasileiro Mine and the C-1 Santa Luz development stage project.

November 7, 2006

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company acquired 100% of RNC Gold Inc. The purchase price of this transaction totaled approximately $52.8 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million cash (advanced in 2005) and other transaction costs and adjustments. This acquisition added the producing mines, San Andrés in Honduras, and La Libertad in Nicaragua to the Company’s operations. Also acquired was the late stage project Cerro Quema in Panama and prospective exploration concessions around the Hemco Mine. On July 6, 2006 the Company sold the La Libertad Mine and its 60% interest in the Cerro Quema Project in exchange for approximately $20.8 million of common shares of Glencairn Gold Corp., a company with other operating mines in Central America. This allows the Company to better focus on its larger operations while also benefiting from the upside to the improvements that Glencairn can bring to the La Libertad operation.

Sale of La Libertad and Minero Cerro Quema

On July 6, 2006, the Company completed the sale of the La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema advanced gold project in Panama in exchange for a total of 32 million common shares of Glencairn Gold Corp. with a value of approximately $20.8 million. Yamana and Glencairn believed that in order to maximize value for Glencairn shareholders, Glencairn and the properties being acquired needed to be properly capitalized. Hence, the transaction was conditional upon Glencairn completing an equity financing for minimum proceeds of C$12.5 million. The Glencairn financing closed with gross proceeds of C$18 million. Yamana subscribed for (C $2.5 million) of this financing. After the completion of the transaction Yamana owns approximately 17.9% of the shares outstanding of Glencairn Gold Corp. Yamana will have the right to participate in future Glencairn equity financings to maintain its pro-rata interest in Glencairn.

Acquisition of Viceroy Exploration Ltd.

Subsequent to the quarter end, the Company acquired approximately 95% of the outstanding common shares of Viceroy Exploration Ltd through a take-over bid announced in August 2006. The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy share bringing the transaction value to C$10.86 per Viceroy common share based on the TSX closing price of the date of announcement of C$11.20 for Yamana and C$8.65 for Viceroy. Since the offer was accepted by holders of more then 90% of the Viceroy common shares, the Company has commenced the compulsory acquisition of the remaining Viceroy common shares not already owned at the same price of 0.97 Yamana common shares for each Viceroy common share.

The transaction benefits the Company in the following:

• Adds an advanced stage project with a growing resource base
• Adds long term gold production potential from Gualcamayo which is expected to contribute to the Company’s production goal of one million ounces by 2008
• Increases operational strength and management depth through the addition of Viceroy’s team
• Leverages the Company’s mine construction expertise derived from constructing the São Francisco and Chapada mines
• Utilizes the Company’s available cash and significant cash flow and lower-cost Brazilian capital cost structure to develop Gualcamayo
• Further enhances the Company’s long-term exploration potential
• Adds projects, currency and country diversification

Equity Financing

On May 2, 2006, the Company completed a public offering of 17.4 million common shares at a price of C$11.50 per share for total gross proceeds of C$200.1 million. Proceeds from the offering were used for repayment of outstanding debt (further discussed below) with the balance being held for other general corporate purposes to further advance the Company’s mineral properties.

Repayment of Notes Payable

On May 5, 2006, the Company utilized $116.4 million of funds raised through the public offering completed on May 2, 2006 to repay the balance outstanding under the senior secured notes facility, including accrued interest and prepayment fees. As part of this arrangement, the lender agreed to exercise previously issued common share purchase warrants that it held for total gross proceeds of $19.8 million (C $21.9 million). These warrants were issued to the lender as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. The Company also issued 4,885,621 new Yamana common share purchase warrants for the prepayment option penalty and in relation to the early exercise of the existing warrants. The new warrants have an exercise price of C$19.08 per share and a term of five years. Upon their exercise, the Company would receive additional funds of C$93.2 million. Unamortized deferred financing costs and early repayment charges totaling $24.8 million are charged to earnings in the second quarter of 2006. Of this amount, $5 million was paid in cash.

November 7, 2006
Contractual Commitments

In addition to commitments referred to elsewhere in the Management Discussion and Analysis, the following summarizes the Company’s commitments as at September 30, 2006.

Year	2006	2007	2008	2009	2010
Office leases	$160	$561	$419	$419	$523
Consulting	57	95	-	-	-
Fazenda Brasileiro mine operating and service contracts	2,595	2,350	341	-	-
Fazenda Nova mine operating and service contracts	2,280	6,514	2,416	1,656	690
Chapada construction and service contracts	6,728	6,651	2,149	1	-
São Francisco construction and service contracts	6,109	5,768	543	-	-
Jacobina construction and service contracts	3,188	2,126	273	124	-
	$21,117	$24,065	$6,141	$2,200	$1,213

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Contingency

In 2005, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits of approximately $1.7 million including penalties that have been recorded as receivables as at September 30, 2006. The Company has not recorded any provision for a potential loss at September 30, 2006 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operations.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

• Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated  based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties are impacted by estimates of  reserves and resources. There are numerous uncertainties inherent in estimating  mineral reserves and mineral resources. Differences between management’s  assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

• Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and eventual market conditions could have a material effect in the future on the Company’s financial position and results of operation.

November 7, 2006

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, and uncertainties inherent in estimating mineral reserves and mineral resources.
Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods.
Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the nine month period ended September 30, 2006.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2006 and December 31, 2005 and results of operations for the three and nine month periods ended September 30, 2006 and for the periods ended September 30, 2005. This Management’s Discussion and Analysis has been prepared as of November 6, 2006. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management Discussion and Analysis. This Management Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2006 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2005 and the most recent Annual Information Form for the year ended December 31, 2005 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission.

November 7, 2006
Non-GAAP Measures

The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) options expense, (b) foreign exchange loss, (c) future income tax expense or foreign currency translation and (d) unrealized gains (losses) on commodity contracts. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

November 7, 2006

Yamana Gold Inc.
CONSOLIDATED BALANCE SHEETS
As at the Periods Ended
(In thousands of US Dollars, unaudited)

	September 30, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	$70,733	$151,633
Receivables, advances and deposits	28,577	6,160
Inventory (Note 4)	34,807	6,981
Income taxes recoverable	2,217	1,261
Derivative related assets (Note 15ii)	1,281	-
	137,615	166,035

Capital
Property, plant and equipment (Note 5)	114,415	24,992
Assets under construction (Note 6)	222,919	158,717
Mineral properties (Note 7)	648,215	61,506
Capital assets held for sale (Note 3)	-	5,667
	985,549	250,882

Other
Investments	26,783	2,259
Loans receivable	-	18,986
Other assets (Note 8)	28,172	20,974
Future income tax assets (Note 14)	24,168	6,561
Goodwill	231,603	-
	310,726	48,780
	$1,433,890	$465,697
Liabilities
Current
Accounts payable and accrued liabilities	$37,843	$22,624
Income taxes payable	1,372	203
Derivative related liabilities (Note 15i)	45,633	8,615
Current portion of long-term liabilities (Note 10)	5,330	-
	90,178	31,442

Long Term
Notes payable (Note 9)	-	106,847
Asset retirement obligation	13,697	8,012
Future income tax liabilities (Note 14)	157,708	2,922
Long-term liabilities (Note 10)	10,130	-
Long-term liabilities associated with assets held for sale (Note 3)	-	1,500
	181,535	119,281
	271,713	150,723
Shareholders’ Equity
Capital Stock
Issued and outstanding
293,685,087 common shares (December 31, 2005 - 191,341,932 shares)(Note 11i)	1,125,914	310,409
Share purchase warrants (Note 12)	73,036	3,737
Contributed surplus (Note 11ii)	43,378	4,676
Deficit	(80,151)	(3,848)

	1,162,177	314,974
	$1,433,890	$465,697

The accompanying notes are an integral part of the financial statements.
Approved by the Board
SIGNATURE Peter Marrone Director	SIGNATURE Victor Bradley Director

November 7, 2006

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS(DEFICIT)
For the Periods Ended
(In thousands of US Dollars, unaudited)

	Three months ended		Nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Sales	$50,299	$10,749	$109,256	$29,383
Cost of sales	(31,752)	(7,453)	(63,811)	(20,952)
Depreciation, amortization and depletion	(8,888)	(1,732)	(18,802)	(4,570)
Accretion of asset retirement obligation	(167)	(94)	(490)	(258)
Mine operating earnings	9,492	1,470	26,153	3,603

Expenses
General and administrative	(5,057)	(2,243)	(13,740)	(6,314)
Foreign exchange gain (loss)	540	4,728	6,133	3,426
Stock-based compensation (Note 13)	(761)	(304)	(38,300)	(2,303)

Operating earnings (loss)	4,214	3,651	(19,754)	(1,588)
Investment and other business income	1,200	1,041	4,251	1,419
Interest and financing expense	(1,650)	-	(27,376)	-
Unrealized loss on commodity and currency contracts (Note 15)	(16,716)	-	(37,002)	-
Loss from operations on assets held for sale (Note 3)	-	-	(2,186)	-

(Loss) earnings before income taxes	(12,952)	4,692	(82,067)	(169)

Income tax (expense) recovery (Note 14)	867	(1,446)	5,764	(3,869)
Net (loss) earnings	(12,085)	3,246	(76,303)	(4,038)

(Deficit) retained earnings, beginning of period	(68,066)	(7,021)	(3,848)	263

(Deficit), end of period	$(80,151)	$(3,775)	$(80,151)	$(3,775)

Basic and diluted (loss) earnings per share	$(0.04)	$0.02	$(0.30)	$(0.03)

Weighted average number of shares outstanding (in thousands)	293,272	144,069	256,201	129,654

The accompanying notes are an integral part of the financial statements.

November 7, 2006

Yamana Gold Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended
(In thousands of US Dollars, unaudited)

	Three months ended		Nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Operating Activities
Net (loss) earnings for the period	$(12,085)	$3,246	$(76,303)	$(4,038)
Asset retirement obligations realized	(41)	(77)	(259)	(201)
Non-operating finance fee	-	-	5,000	-
Items not involving cash
Depreciation, amortization and depletion	8,888	1,732	19,729	4,570
Stock-based compensation (Note 13)	761	304	38,300	2,303
Future income taxes	(451)	1,978	(8,107)	3,841
Accretion of asset retirement obligation	167	94	504	258
Other	(905)	(810)	363	924
Financing charge	-	-	19,744	-
Unrealized loss on commodity contracts (Note 15)	16,716	-	37,002	-
Provision for losses	1,553	-	1,543	-
	14,603	6,467	37,516	7,657

Net change in non-cash working capital (Note 16)	(36,922)	(3,024)	(44,631)	(2,629)
	(22,319)	3,443	(7,115)	5,028

Financing Activities
Issue of common shares, options and warrants for cash	2,384	48,561	213,835	50,177
Deferred financing charges	-	(1,352)	(224)	(3,533)
Proceeds (repayment) of notes payable and long-term liabilities	(1,016)	-	(119,151)	100,000
	1,368	47,209	94,460	146,644
Investing Activities
Expenditures on mineral properties	(16,992)	(6,085)	(36,365)	(16,352)
Decrease (increase) in restricted cash	-	69,523	583	(30,815)
Acquisition of property, plant and equipment	(6,905)	(1,924)	(14,855)	(4,187)
Expenditures on assets under construction	(17,567)	(42,986)	(111,201)	(78,183)
Company acquisitions, net of assets acquired	423	-	13,037	-
Other	(9,622)	446	(19,444)	(1,399)
	(50,663)	18,974	(168,245)	(130,936)

Increase (decrease) in cash and cash equivalents	(71,614)	69,626	(80,900)	20,736

Cash and cash equivalents, beginning of period	142,347	38,164	151,633	87,054

Cash and cash equivalents, end of period	$70,733	$107,790	$70,733	$107,790

Cash and cash equivalents are comprised of the following:
Cash at bank	$33,700	$16,397	$33,700	$16,397
Bank term deposits	37,033	91,393	37,033	91,393
	$70,733	$107,790	$70,733	$107,790

The accompanying notes are an integral part of the financial statements.

Supplementary cash flow information (Note 16)
Commitments and Contingencies (Note 19, 21)

November 7, 2006

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2006
(with comparatives as at December 31, 2005 and for the three and nine month period ended September 30, 2005)
(Tabular amounts in thousands of US Dollars unless otherwise noted, unaudited)

1. Basis of presentation

(i)  Generally Accepted Accounting Principles
The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2005. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

(ii) Goodwill
Acquisitions are accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. The purchase price is subject to review and adjustment up to one year after the purchase acquisition date.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate the carrying amount is greater than its fair value. This impairment assessment involves estimating the fair value. The Company compares this fair value to the total carrying amount. If the fair value exceeds this carrying amount, the goodwill is not impaired. If the carrying value exceeds the fair value, the Company reduces the carrying amount of goodwill to this fair value with a charge to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

2. Business Acquisitions

Acquisition of Desert Sun Mining Corp.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owns the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $631.7 million comprised of approximately 64 million common shares, transaction costs and issued options and share purchase warrants acquired from DSM. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for 1 DSM common share.

November 7, 2006

The acquisition of DSM has been accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as at the date of acquisition (based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared) and any excess of purchase price over such fair value was recorded as goodwill. Yamana will continue to review information and perform further analysis with respect to each of DSM’s assets, including an independent valuation, prior to finalizing the allocation of the purchase price. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amounts assigned to goodwill and a change to the value attributable to tangible assets. Yamana has consolidated the results of operation from the Jacobina Mine from the date of acquisition.

The purchase price was determined using the volume adjusted share price of $8.39 per share for Yamana stock for the period of two days prior to the February 22, 2006 announcement date as well as two days following the announcement date.

The purchase price and preliminary allocation of the purchase price of the shares of DSM was calculated as follows and is subject to adjustment. A detailed valuation is expected to be carried out over the balance of 2006.

Common shares issued to acquire 100% of DSM (63,746,381 common shares at approximately $8.39 per share)	$534,852
Shares (174,068 common shares) issued for employee severance	1,361
Estimated transaction costs	2,861
Fair value of options and warrants	92,658
Purchase Price	$631,732

Net working capital acquired (including cash of $18.1 million)	$20,870
Property, plant and equipment	28,960
Mineral properties and other assets	508,897
Long-term liabilities	(11,971)
Equipment financing	(4,315)
Future income taxes, net	(142,312)
Net identifiable assets	400,129
Residual purchase price allocated to goodwill	231,603
$631,732

The fair value of the Yamana warrants issued have been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million.

November 7, 2006

Acquisition of RNC Gold Inc.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andres gold mine in Honduras. The purchase price of this transaction totaled $52.8 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash (advanced in 2005) and other transaction costs.

The acquisition has been accounted for using the purchase method of accounting pursuant to which identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition.

The purchase price was calculated as follows

Purchase of RNC shares (4,910,283 common shares)	$25,494
Purchase of 75% Minosa (San Andres Mine)	18,903
Purchase of RNC (Honduras) Limited (872,093 common shares)	4,528
Estimated transaction costs	3,251
Fair value of options and warrants acquired	664
Purchase price	$52,840

The purchase price was allocated as follows:

Net working capital acquired	$(1,523)
Property, plant and equipment, net	(14,484)
Mineral properties and other assets	(38,230)
Loan payable	1,427
Long-term liabilities	3,406
$(49,404)
3,436
Future income taxes - 25%	854
Excess of purchase price over carrying value of assets acquired	$4,290

This transaction resulted in the Company acquiring the San Andres Mine and the La Libertad Mine along with the Cerro Quema development stage property. (Certain of these property interests were sold on July 6, 2006 (Note 3).

The Company had previously paid $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc to acquire from Terra Mining Inc. (“Terra”), a private Belize company, which held 75% of the outstanding shares in the capital of Minosa. On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andres Mine.

The excess of purchase price over carrying value of the assets acquired was allocated to Mineral Properties.

November 7, 2006

3. Assets held for sale

(i) Assets held for sale
There were no assets held for sale as at September 30, 2006.

The following table presents summarized financial information regarding the assets held for sale as at December 31, 2005:

	September 30,	December 31,
	2006	2005
		Argentina
Capital assets
Property, plant and equipment	$-	$350
Mineral properties	-	5,317
Total assets held for sale	-	5,667
Liabilities
Future income tax liability	-	(1,500)
Net assets held for sale	$-	$4,167

(ii) Loss from operations on assets sold
On July 6, 2006 the Company completed the sale of the La Libertad gold mine in Nicaragua and its interest in the Cerro Quema advanced gold project in Panama to Glencairn Gold Corporation (“Glencairn”). The Company has one independent director in common with Glencairn. Total consideration for the acquisition was 32 million Glencairn common shares. As such, at June 30, 2006 the Company had segregated those assets related to the La Libertad Mine and Cerro Quema property as assets held for sale on the balance sheet and the net revenue and expenses associated with those properties were included in the income statement as loss from operations held for sale. Subsequent to the sale, the Company owned 18.4% of the outstanding common shares of Glencairn.

November 7, 2006
Details of the loss from operations on the assets sold on July 6, 2006 and held for sale as at June 30, 2006 are as follows:

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006
Sales	$-	$5,042
Cost of sales	-	(6,233)
Depreciation, amortization and depletion	-	(927)
Accretion of asset retirement obligation	-	(14)
Mine operating loss	-	(2,132)
Expenses
General and administrative	-	(1)
Foreign exchange gain	-	17
Investment and other business income	-	17
Interest and financing expense	-	(87)
Loss from operations on assets held for sale	$-	$(2,186)

November 7, 2006
4. Inventory

	September 30, 2006	December 31, 2005
Metal in circuit and gold in process	$16,350	$4,333
Product inventories	4,604	435
Materials and supplies	13,853	2,213
	$34,807	$6,981

5. Property, plant and equipment

		September 30, 2006		December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$2,332	$-	$2,332	$1,116
Buildings	40,174	6,441	33,733	9,117
Machinery and Equipment	74,168	9,415	64,753	10,903
Vehicles	12,470	2,572	9,897	1,904
Furniture and office equipment	3,348	698	2,650	1,399
Computer equipment and software	1,389	339	1,050	553
	$133,881	$19,465	$114,415	$24,992

November 7, 2006
6. Assets under construction

	September 30, 2006	December 31, 2005
Sao Francisco (i)	$-	$64,996
Chapada (ii)	222,919	93,721
	$222,919	$158,717

(i) Construction and preproduction revenues were transferred to property, plant and equipment and mineral properties as of August 1, 2006, upon commencement of commercial production.

(ii) Net interest capitalized during the three months was $nil and net interest capitalized during the nine months was $4.6 million (December 31, 2005 - $6.7 million). Amortization of deferred financing fees capitalized during the three months was $nil and amortization of deferred financing fees capitalized during the nine months was $0.6 million (December 31, 2005 - $1.1 million).

November 7, 2006
7. Mineral properties

		September 30, 2006		December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Fazenda Brasileiro	$38,551	$9,268	$29,283	$24,868
Santa Elina Properties	64,174	4,876	59,298	24,291
Chapada	13,523	-	13,523	11,747
San Andres	36,382	1,378	35,004	-
Jacobina	513,903	4,912	508,991	-
Other	2,116	-	2,116	600
	$668,649	$20,434	$648,215	$61,506

8. Other assets

	September 30, 2006	December 31, 2005
Long term tax credits (i)	$22,689	$8,864
Hidefield consideration (ii)	2,477	-
Deferred costs (iii)	1,957	940
Deferred financing charges	385	10,138
Other	664	449
Restricted cash	-	583

	$28,172	$20,974

(i) Long term tax credits consist of Brazilian sales taxes which are recoverable against other taxes payable and value added tax credits.
(ii) Amount represents royalty and deferred consideration receivable on sale of the Company’s Argentina assets on February 28, 2006.
(iii) On May 5, 2006, the Company repaid its $100 million debt facility and expensed the unamortized portion of the deferred financing charges totaling $ 9.8 million in the second quarter (Note 9).

9. Notes payable

On May 5, 2006, the Company repaid its $100 million debt facility plus accrued interest of $11.4 million relating to the development and construction of the Chapada copper-gold project. Under the terms of the facility, the loan was not payable until maturity although the Company had the option to repay this loan after three years.

Together with accrued interest and early repayment penalties of $15 million, the Company paid $116.4 million in cash and issued 4.9 million share purchase warrants at a strike price of C$19.08, valued at $13.1 million, based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in capital of the company. The new warrants are exercisable for a term of five years.

The unamortized deferred financing costs in respect of these notes and the early repayment fee totaling $24.75 million were expensed in the second quarter.

November 7, 2006
10. Long-term liabilities

	September 30, 2006	December 31, 2005

Silicosis contingent liability (i)	$12,368	$-
Suppliers credit facilities (ii)	2,165	-
Other (iii)	927	-
	15,460	-
Less: current portion	(5,330)	-
Long term portion	$10,130	$-

(i) The silicosis contingent liability consists of amounts provided to settle claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”), relating to silicosis. An amount of $12.4 million has been accrued as at September 30, 2006 for all known or anticipated future obligations related to these health related claims as well as outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court. All amounts are indemnified by Valencia Ventures Inc.

(ii) The Company has entered into supplier financing contracts for certain mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. These supplier credit facilities are denominated in United States dollars, bear interest at the United States dollar Swap rate applicable at the time of delivery plus 5.75% to 4.30%, are repayable in quarterly installments, are collateralized by security over the particular asset financed, and mature at various dates through December 1, 2007.

(iii) As a result of privatization of Hemco Concessions, RNC Gold Inc. (an acquired company) had assumed an interest bearing liability to Corporaciones Nationales del Sector Publico (“CORNAP”) a Nicaraguan government body. This remains an obligation of the Company after the sale of the La Libertad Mine (Note 3).
The liability was restructured in May 2005 and interest associated with the liability was relieved. As of September 30, 2006, the outstanding principal balance was $0.9 million to be repaid in bi-monthly installments of $100,000.

11. Capital stock

(i)  Common shares issued and outstanding:

	September 30, 2006		December 31, 2005
	Number of Common shares	Amount	Number of Common shares	Amount
Balance as at beginning of period	191,342	$310,409	122,287	$147,407
Exercise of options and share appreciation rights (a)	8,951	48,716	1,282	1,973
Exercise of warrants	5,851	26,777	11	55
(b)
Issued for the acquisition of RNC Gold Inc. (Note 2)	4,910	25,494	-	-
Issued for the acquisition of San Andrés mine (Note 2)	872	4,528	-	-
Issued in settlement of amount payable	139	1,163	-	-
Public offering, net of issue costs of $9.7 million (2005 - $5.6 million)	17,400	170,030	26,000	105,289
Issued for the acquisition of Desert Sun Mining Corp. (Note 2)	63,920	536,214	-	-
Shares issued as compensation (c)	300	2,583	-	-
Shares issued pursuant to an early exercise of publicly traded warrants, net of costs	-	-	41,286	55,554
Shares issued pursuant to an exchange of publicly traded warrants	-	-	476	131
Balance as at end of period	293,685	$1,125,914	191,342	$310,409

(a) During the nine months ended September 30, 2006, the Company issued 9 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $20.1 million. Previously recognized stock-based compensation in the amount of $28.6 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(b) During the nine months ended September 30, 2006, the Company issued 5.9 million shares to warrants holders on the exercise of their warrants for cash proceeds of $20.7 million. An amount of $6.1 million was added to share capital with a corresponding decrease to warrants with respect to these exercises.

(c) On June 23, 2006 the Board of Directors issued 300,000 common shares to employees of the Company as approved by the shareholders on May 2, 2006.

(ii) Contributed surplus:

	September 30, 2006	December 31, 2005
Balance as at beginning of period	$ 4,676	$ 1,775
Reversal of stock based compensation on the exercise of stock options and share appreciation rights	(1,527)	(324)
Expiry of warrants	2	927
Stock based compensation on options granted (Note 13)	36,363	2,298
Value of options issued on the acquisition of RNC Gold Inc. (Note 2)	264	-
Value of options and issued on the acquisition of DSM (Note 2)	30,771	-
Reversal of value of options on the exercise of options held by former DSM & RNC option holders	(27,171)	-
Balance as at end of period	$43,378	$4,676

November 7, 2006
12. Share purchase warrants

A summary of issued share purchase warrants as at the period end and the changes thereof during the period are as follows:

	Nine months ended			Nine months ended
	September 30, 2006			September 30, 2005
	Number of Warrants (000’s)	Weighted Average Exercise Price (C$)	Amount	Number of Warrants (000’s)	Weighted Average Exercise Price (C$)	Amount
Outstanding, beginning of period	5,308	$4.43	$3,737	$43,434	$1.78	$10,864

Issued	18,194	9.03	75,398	2,500	4.70	1,374

Expired and exercised	(6,556)	6.27	(6,099)	(40,622)	1.51	(8,498)
Outstanding and exercisable, end of period	16,946	$8.65	$73,036	5,312	$4.43	$3,740
The weighted average remaining contractual life of the warrants outstanding as at September 30, 2006 was 2.89 years (September 30, 2005 - 4.12 years).

13. Stock options

As at September 30, 2006, there were 12.7 million (December 31, 2005 - 7.95 million) stock options outstanding.
On May 2, 2006, shareholders approved 8.5 million options, previously granted by the Board of Directors, with an exercise price of C$9.65. The Company has expensed stock based compensation in the amount of $36.2 million in respect to these options based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in the capital of the Company and a share price as at date of shareholder approval on May 2, 2006 of $12.25.
On July 4, 2006, the Board of Directors granted 40,000 options with an exercise price of C$10.95. The Company has expensed stock based compensation in the amount of $114,800 in respect to these options based on a Black-Scholes option pricing model using 35% volatility in the price of common shares in the capital of the Company and a share price as at date of Board approval on July 4, 2006 of C$10.95.
The following weighted average assumptions were used in the Black-Scholes option pricing model during the period:

	September 30, 2006	September 30, 2005
Dividend yield	0%	0%
Expected volatility	35%	34%
Risk-free interest rate	3.97%/4.44%	3.4%
Expected life	3 years	3 years
Forfeitures	Nil	Nil

November 7, 2006
A summary of issued stock options as at the period end and the changes thereof during the period are as follows:

	Nine months ended		Nine months ended
	September 30, 2006		September 30, 2005
	Number of Options (000's)	Weighted Average Exercise Price (C$)	Number of Options (000's)	Weighted Average Exercise Price (C$)
Outstanding, beginning of period	7,954	$2.67	6,660	$2.04
Issued	13,870	7.24	2,785	3.78
Exercised	(8,951)	2.51	(1,485)	1.97
Expired and cancelled	(155)	16.55	(6)	2.93
Outstanding, end of period	12,718	$7.60	7,954	$2.67
Exercisable, end of period	12,678	$7.59	7,954	$2.67

The weighted average remaining contractual life of the stock options outstanding as at September 30, 2006 was 5.16 years (September 30, 2005 - 8.41 years).

Subsequent to the quarter end, 700,000 options were granted to an officer of the company.

November 7, 2006

14.  Income taxes

The following table reconciles income taxes calculated at statutory rates to the income tax expense in the period end consolidated financial statements:

	Three months ended		Nine months ended

	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
(Loss) earnings before income taxes	$(12,952)	$4,692	$(82,067)	$(169)

Statutory rate	36.12%	36.12%	36.12%	36.12%

Expected income tax expense (recovery)	$(4,678)	$1,695	$(29,643)	$(61)
Effect of lower tax rates in foreign jurisdictions	(516)	(1,346)	(2,248)	(1,306)
Unrecognized tax benefits in Canada, United States and Brazil	18,601	(957)	27,921	(723)
Foreign exchange on inter-corporate debt	(5,037)	3,679	(3,489)	5,972
Change in valuation allowance	(9,159)	-	(9,400)	-
Non-taxable items	1,268	(913)	12,441	(17)
Others	(1,346)	(712)	(1,346)	4

Income tax expense (recovery)	(867)	1,446	(5,764)	3,869
Less: current income tax expense (recovery )	(416)	(532)	2,343	28

Future income tax expense (recovery)	$(451)	$1,978	$(8,107)	$3,841

15. Financial instruments

(i) Fair value of financial instruments

The carrying value of receivables, advances and deposits, supplier agreements and accounts payable approximate their fair values due to the relatively short-term maturities of these instruments. There were no material differences between the book value and fair value of long-term debt.

(ii) Copper derivatives

The profitability of the Company is directly related to the market price of gold. With the construction of the Company’s Chapada copper - gold mine which is expected to commence production in 2007, the Company will also be exposed to fluctuations in the price of copper. The Company has entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

November 7, 2006
0

Non-hedging derivative instruments are recorded at fair value. Fair value of copper derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $16.7 million for the quarter ended September 30, 2006 and a mark-to-market loss of $37 million on a year to date basis (September 30, 2005 - $Nil). As at September 30, 2006, the aggregate unrealized loss on the copper derivatives was $45.6 million.

(iii)  Currency risk

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company has entered into agreements to purchase Brazilian Real (R$) for monthly delivery of US$1 million per month. The fair value of these derivative financial instruments as at September 30, 2006 was approximately $2.5 million.

(iv) The following table summarizes derivative gains (losses) on copper and currency derivative contracts:

	Three months ended	Nine months ended
Forward contracts	$(30,614)	$(94,133)
Long-call option contracts	13,898	57,131
Derivative losses	$(16,716)	$(37,002)

November 7, 2006

16. Supplementary cash flow information

(i) Supplementary information regarding other non-cash transactions:

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Financing and Investing Activities

Reversal of contributed surplus on the exercise of stock options and share appreciation rights	(1,306)	$(65)	$(27,171)	$(324)
Amortization of deferred financing fees	-	376	618	613
Accrued interest capitalized to assets under construction	-	2,641	4,556	4,121
Issue of share purchase warrants in settlement of notes payable	-	-	13,111	-
Issue of shares in settlement of amounts payable	98	-	1,163	-
Interest income received on loan proceeds held in escrow charged to assets under construction	-	-	-	387
Issue of common shares on the business acquisitions (Note 2)	-	-	566,236	-
Contributed surplus recognized on the issue of stock options on the business acquisitions (Note 2)	-	-	31,035	-
Issue of common share purchase warrants on the acquisitions (Note 2)	-	-	62,287	-
Expired Warrants	-	927	2	927

(ii) Net change in non-cash working capital:

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net decrease (increase) in
Receivables, advances and deposits	$(7,483)	$86	$(13,650)	$(1,132)
Inventory	(12,802)	(1,188)	(15,326)	(2,623)
Income taxes recoverable	1,213	(946)	2,283	(1,363)
Derivative related assets	(366)	-	(642)	-

Net increase (decrease) in
Accounts payable and accrued liabilities	(16,354)	(642)	(16,939)	2,471
Income taxes payable	(1,130)	(334)	(357)	18
	$(36,922)	$(3,024)	$(44,631)	$(2,629)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed during of during the period.

November 7, 2006
17. Segmented information

The Company considers its business to consist of geographical and operating segments primarily in Brazil, Central America and corporate head office in Canada.

(i) Capital assets referred to below consist of land, buildings, equipment, mineral properties, assets under construction and goodwill.

November 7, 2006

	September 30, 2006	December 31, 2005
Brazil	$1,172,016	$245,015
Central America	44,599	--
Argentina	-	5,667
Canada	537	200
	1,217,152	250,882
Less: Assets held for sale (Note 3)	-	(5,667)
	$1,217,152	$245,215

(ii) Mine Revenues

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Brazil	$41,328	$10,749	$85,985	$29,383
Central America	8,971	-	23,271	-
	$50,299	$10,749	$109,256	$29,383

18. Related party transactions

The Company had the following transactions with related parties in addition to related party transactions described elsewhere in these financial statements:

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Directors’ fees	$67	$38	$166	$161

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

19. Contractual commitments

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at September 30, 2006:

Year	2006	2007	2008	2009	2010
Office leases	$160	$561	$419	$419	$523
Consulting	57	95	-	-	-
Fazenda Brasileiro mine operating and service contracts	2,595	2,350	341	-	-
Fazenda Nova mine operating and service contracts	2,280	6,514	2,416	1,656	690
Chapada construction and service contracts	6,728	6,651	2,149	1	-
São Francisco construction and service contracts	6,109	5,768	543	-	-
Jacobina construction and service contracts	3,188	2,126	273	124	-
	$21,117	$24,065	$6,141	$2,200	$1,213

November 7, 2006

20. Subsequent Events

(i) The Board of Directors authorized the payment of a dividend to shareholders of record on September 30, 2006 of $0.01 per share. The dividend was paid on October 13, 2006.

(ii) The Company has signed a commitment letter with Bayerische Hypo- und Vereinsbank AG (“HVB”) Bank and ABN-Amro Bank N.V. for a revolving line of credit in the amount of $200 million at an interest rate of LIBOR plus a margin not exceeding 150 basis points. A commitment fee is payable on the unused portion of the facility ranging from 37.5 to 50 basis points. This facility is expected to be in place by the end of November and will be available for general corporate purposes. The Company has no obligation to drawdown on the facility.

(iii) On August 16, 2006 the Company announced a take-over bid to acquire all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”) in exchange for Yamana common shares. The Company agreed to pay Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share held. Based on that day’s respective TSX closing prices of C$11.20 for Yamana and C$8.65 for Viceroy, the transaction value is C$10.86 per Viceroy common share, representing a premium of 25.5%. Based on the 20-day volume-weighted average of Yamana’s share price, the transaction value is C$11.19 per Viceroy common share, representing a premium of 27% over the 20-day volume-weighted average price of Viceroy’s common shares. Subsequent to the quarter end, approximately 95% of the outstanding common shares were tendered under Yamana’s offer and the Company initiated the required actions that will result in Yamana owning 100% of the Viceroy common shares. On October 18, 2006 Yamana issued Yamana common shares in payment for the tendered Viceroy common shares.

(iv) Subsequent to the quarter end, the Company renegotiated an option agreement with Aura Gold Inc. on the Cumaru property. The renewed arrangement provides that Aura Gold Inc. to purchase a 100% interest in the subsidiary that owns the Cumaru property. Consideration included 6 million common shares of Aura Gold Inc.

21. Contingency

(i) A sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits of approximately $1.7 million including penalties that have been recorded as receivables. The Company has not recorded the potential negative impact of the results of the sales tax audit as at September 30, 2006 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

(ii) The Company has a contingent liability to settle claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $25 million of which $12.4 million has been accrued as at September 30, 2006. All amounts are indemnified by Valencia Ventures Inc.